Via Facsimile and U.S. Mail
Mail Stop 6010

April 3, 2006

Mr. Alan Gold
Director, President and
Chief Executive Officer
U.S. Neurosurgical, Inc.
2400 Research Blvd, Suite 325
Rockville, MD 20850

Re: U.S. Neurosurgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed April 13, 2005
Form 10-QSB for the Period Ended September 30, 2005
Filed November 14, 2005
File No. 000-26575

Dear Mr. Gold:

We have completed our review of the above filings and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief